Exhibit 99.1

Youdao Announces Proposed Follow-on Public Offering of American Depositary Shares

HANGZHOU, China, February 10, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE:DAO), a leading intelligent learning company in China, today announced that it intends to offer and sell 7,000,000 American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have an 11-day option to purchase up to an aggregate of 1,050,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed ADS offering to further invest in technology and product development, expand branding and marketing efforts and satisfy other general corporate purposes.

China International Capital Corporation Hong Kong Securities Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC will act as the joint bookrunners for the proposed ADS offering.

The proposed ADS offering will be made pursuant to an effective shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and an accompanying prospectus related to the proposed ADS offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Attention: Prospectus Department (telephone: +852-2872-2000; e-mail: g_prospectus@cicc.com.cn), or Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, NY 11717, Attention: Prospectus Department (telephone: +1-800-831-9146), or Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010-3629, United States of America, Attention: Prospectus Department (telephone:+1-800-221-1037 ; e-mail: usa.prospectus@credit-suisse.com), or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: +1-866-803-9204; e-mail: prospectus-eq_fi@jpmchase.com).

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matter, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact for Media and Investors:

In China:

Regina Wang

Youdao, Inc.

Tel: +86-10-8255-8963

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com